EXHIBIT 99.1

CONTACT

Maxine Ma, Chief Financial Officer

011-852-2810-7205 or maxine@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 4, 2014 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2014 as follows:

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2014	2014	2013	2014	2014
	CNY	CNY	US$	CNY	CNY	US$
CONTINUING OPERATIONS
REVENUE	11,791	4,684	755	15,839	7,896	1,273
COST OF SALES	(7,933)	(3,765)	(607)	(11,475)	(6,028)	(972)
GROSS PROFIT	3,858	919	148	4,364	1,868	301

SELLING AND DISTRIBUTION EXPENSES	(27)	(21)	(3)	(63)	(50)	(8)
ADMINISTRATIVE EXPENSES	(4,344)	(2,610)	(421)	(8,519)	(5,642)	(910)
IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT	—	(7,366)	(1,187)	—	(7,366)	(1,187)
OTHER OPERATING (EXPENSES)/INCOME, NET	158	13	2	(1,492)	293	47
OPERATING LOSS	(355)	(9,065)	(1,461)	(5,710)	(10,897)	(1,757)

FINANCE COSTS	(90)	(97)	(16)	(180)	(194)	(31)
INTEREST INCOME	467	422	68	800	890	143
PROFIT/ (LOSS) BEFORE INCOME TAXES	22	(8,740)	(1,409)	(5,090)	(10,201)	(1,645)
INCOME TAXES EXPENSE	(252)	(106)	(17)	(385)	(256)	(41)
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	(230)	(8,846)	(1,426)	(5,475)	(10,457)	(1,686)

DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax	(58,156)	—	—	(222,756)	(10,708)	(1,726)
LOSS FOR THE PERIOD	(58,386)	(8,846)	(1,426)	(228,231)	(21,165)	(3,412)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(230)	(8,846)	(1,426)	(5,475)	(10,457)	(1,686)
From discontinued operations	(56,610)	—	—	(221,947)	(9,925)	(1,600)
Non-controlling interests	(1,546)	—	—	(809)	(783)	(126)
	(58,386)	(8,846)	(1,426)	(228,231)	(21,165)	(3,412)

LOSSES PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from operating operations	(0.01)	(0.36)	(0.06)	(0.22)	(0.42)	(0.07)
- For loss from discontinued operations	(2.27)	—	—	(8.91)	(0.40)	(0.06)
- Net loss per share	(2.28)	(0.36)	(0.06)	(9.13)	(0.82)	(0.13)

Diluted
- For loss from operating operations	(0.01)	(0.36)	(0.06)	(0.22)	(0.42)	(0.07)
- For loss from discontinued operations	(2.27)	—	—	(8.91)	(0.40)	(0.06)
- Net loss per share	(2.28)	(0.36)	(0.06)	(9.13)	(0.82)	(0.13)

LOSS FOR THE PERIOD	(58,386)	(8,846)	(1,426)	(228,231)	(21,165)	(3,412)

Other comprehensive income/(loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	2,475	1,221	197	3,845	(3,410)	(550)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS)	2,475	1,221	197	3,845	(3,410)	(550)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(55,911)	(7,625)	(1,229)	(224,386)	(24,575)	(3,962)

Attributable to:
Owners of the Company
From continuing operations	2,139	(7,625)	(1,229)	(1,785)	(13,882)	(2,236)
From discontinued operations	(56,504)	—	—	(221,792)	(9,910)	(1,600)
Non-controlling interests	(1,546)	—	—	(809)	(783)	(126)
	(55,911)	(7,625)	(1,229)	(224,386)	(24,575)	(3,962)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2013	2014	2014
	CNY	CNY	US$
		(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	21,488	14,372	2,317
Rehabilitation fund	3,248	3,839	619
Prepayments	1,081	690	111
Deferred tax assets	1,536	1,572	253

TOTAL NON-CURRENT ASSETS	27,353	20,473	3,300

CURRENT ASSETS
Inventories	4,727	10,602	1,709
Trade and bill receivables	5,500	5,300	854
Prepayments	—	143	23
Other receivables	74	326	53
Due from a related party	—	131,000	21,118
Term deposits with an original maturity over three months	3,758	3,699	596
Cash and cash equivalents	76,591	55,082	8,880
	90,650	206,152	33,233
Assets classified as held for distribution	2,906,561	—	—
TOTAL CURRENT ASSETS	2,997,211	206,152	33,233

TOTAL ASSETS	3,024,564	226,625	36,533

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	944	971	156
Other payables and accrued liabilities	19,837	14,968	2,413
Due to related companies	6,453	6,566	1,059
Taxes payable	20,725	19,012	3,064
	47,959	41,517	6,692
Liabilities directly associated with the assets classified as held for distribution	2,520,185	—	—

TOTAL CURRENT LIABILITIES	2,568,144	41,517	6,692
NON-CURRENT LIABILITIES
Due to the Shareholder	197,062	135,736	21,882
Asset retirement obligations	3,840	4,030	650

TOTAL NON-CURRENT LIABILITIES	200,902	139,766	22,532

TOTAL LIABILITIES	2,769,046	181,283	29,224

EQUITY
Issued capital	312,081	312,081	50,310
Other capital reserves	577,892	636,959	102,684
Reserves	53,059	49,019	7,902
Accumulated losses	(781,671)	(948,167)	(152,853)
Other comprehensive losses	634	(4,550)	(734)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	161,995	45,342	7,309
NON-CONTROLLING INTERESTS	93,523	—	—
TOTAL EQUITY	255,518	45,342	7,309

TOTAL LIABILITIES AND EQUITY	3,024,564	226,625	36,533

For the convenience of the reader, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.2031 as quoted by Bloomberg Finance L.P. as of June 30, 2014. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2014 (unaudited) and the condensed consolidated statements of financial position sheet as of June 30, 2014 (unaudited) are derived from, and should be read in conjunction with, the Company's unaudited condensed consolidated financial statements for the three and six months ended June 30, 2014 and 2013, as filed with the Securities and Exchange Commission on December 4, 2014 under cover of Form 6-K. The results of operations for the six months ended June 30, 2014 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2014.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2014 interim results: "We completed a spin-off of coal business held by Feishang Anthracite Resources Limited by the distribution of our 100% equity interest in Feishang Anthracite, pro rata to all our shareholders on January 22, 2014 and listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of Hong Kong Limited. Following the Spin-Off, our sole operations consist of the operation of our non-ferrous metal mining operations at Yangchong Mine in the PRC. The Group will continue to explore opportunities to acquire projects in China that will add value to our shareholders."

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.